AB
3/28

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

SECURITI[redacted]SION

12012989

CM

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G.A. Repple & Company (a wholly owned subsidiary of G.A. Repple Financial Group, Inc.)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Albano (407) 339-9090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

3/21

OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. A. Repple & Company, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA J. ALBANO
MY COMMISSION # DD 926802
EXPIRES: October 2, 2013
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

G.A. Repple & Company

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors
LIMITED LIABILITY COMPANY
www.CRIcpa.com

Financial Statements

G.A. Repple & Company

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
G.A. Repple & Company
Casselberry, Florida

We have audited the accompanying statement of financial condition of G.A. Repple & Company, as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr, Riggs & Ingram, L.L.C.

February 27, 2012

G.A. REPPLE & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 443,186
Clearing account deposits, restricted	50,087
Securities owned, at market	16,026
Commissions receivable	417,846
Other receivables	297,783
Prepaid expenses	15,515
Deferred tax asset	10,401
	$ 1,250,844

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 29,810
Commissions payable	347,620
Contingencies for claims	60,000
Due to parent	37,082
	474,512
Shareholder's equity:	
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	24,900
Retained earnings	751,332
	776,332
	$ 1,250,844

See notes to financial statements.

G.A. REPPLE & COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 6,324,111
Investment advisory fees	3,708,162
Principal transactions	623,849
Marketing income	38,396
Other	6,525
	10,701,043
Expenses:	
Commissions	8,472,167
Overhead expense	1,186,824
Clearing fees	417,907
Maintenance and support	24,068
Postage and freight	32,504
Professional services	237,569
Other	482,086
	10,853,125
Loss before benefit from income taxes	(152,082)
Benefit from income taxes	27,252
Net loss	$ (124,830)

See notes to financial statements.

G.A. REPPLE & COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances, January 1, 2011	100	$ 100	$ 24,900	$ 876,162	$ 901,162
Net loss for the year ended December 31, 2011	-	-	-	(124,830)	(124,830)
Balances, December 31, 2011	100	$ 100	$ 24,900	$ 751,332	$ 776,332

See notes to financial statements.

G.A. REPPLE & COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (124,830)
Adjustments to reconcile net loss to net cash used by operating activities:	
Deferred taxes	118,957
Changes in operating assets and liabilities:	
Increase in securities owned	(7,110)
Increase in commissions receivable	(8,376)
Increase in other receivables	(258,108)
Decrease in prepaid expenses	27,698
Decrease in accounts payable and accrued expenses	(1,798)
Increase in commissions payable	65,018
Decrease in contingencies for claims	(615,000)
Decrease in due to parent	(9,385)
Total adjustments	(688,104)
Net cash used by operating activities and net decrease in cash and cash equivalents	(812,934)
Cash and cash equivalents at beginning of year	1,256,120
Cash and cash equivalents at end of year	$ 443,186

See notes to financial statements.

G.A. REPPLE & COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

Cash equivalents:

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of credit risk:

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Clearing account deposits:

The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Receivables and allowance for doubtful accounts:

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates and certain significant estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of the deferred tax asset and contingencies for claims. It is at least reasonably possible that the significant estimates used will change within the next year.

Computation of customer reserve:
The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income taxes:
The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist primarily of unrealized losses on securities held and contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

Uncertain tax positions:
The Company adopted the provisions of FASB ASC (Accounting Standards Codification) No. 740, *Income Taxes*, on January 1, 2009. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

2. Related party transactions:

   The Company is managed by its parent and sole shareholder, G.A. Repple Financial Group, Inc. (the "Parent"). Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for overhead expenses. The overhead expense represents reimbursement for the costs associated with office space, telephone, staff support, and other related expenses. Overhead expenses for the year ended December 31, 2011 totaled $1,186,824, and are included in the accompanying statement of operations.

3. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

   At December 31, 2011, the Company had excess net capital of $450,966 and a net capital ratio of .95 to 1.

4. Liabilities subordinated to claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2011.

5. Income taxes:

   The benefit (provision) from income tax at December 31, 2011, consisted of the following:

Current:	
Federal	$ 106,444
State	39,765
	146,209
Deferred:	
Federal	(90,290)
State	(28,667)
	(118,957)
	$ 27,252

5. Income taxes - continued:

The components of the net deferred tax asset as of December 31, 2011 are as follows:

Deferred tax asset	$ 10,401
Deferred tax liability	-
Valuation allowance	-
	$ 10,401

The benefit from income tax differs from the amount that would result from applying a statutory rate to the loss before benefit from income tax primarily due to surtax exemptions.

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

7. Contingencies:

The Company received a FINRA arbitration claim from a client as the result of monetary losses on an investment which the client now claims was unsuitable for his investment objectives and risk tolerance. The claim was settled in January 2012 for $20,000.

The Company received a claim from a client as the result of monetary losses on an investment made in 2006 which the client now claims was unsuitable for his investment objectives and risk tolerance. Based upon outside counsel's conversations with the client's attorney, the Company anticipates the matter will be resolved at or below the current demand of $70,000. The Company has estimated a settlement of $40,000, which has been charged to operations and is included in the caption "Other" in the accompanying statement of operations. If the Company is unable to reach settlement, or if the matter goes to trial, the amount of ultimate losses to the Company, if any, may equal the amount of damages sought by the claimants.

The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

8. Settlements of contingencies:

During 2011, the Company reached settlements in civil proceedings and on asserted claims regarding underperforming and bankrupt investments that were offered to clients. Settlements reached in 2011 totaled $1,290,161, of which $650,000 was accrued for at December 31, 2010. Registered representatives involved in the offerings reimbursed the Company for a portion of their earned commissions in the amount of $332,593, which have been netted against the settlement expense. Settlement expenses are included in the caption "Other" in the accompanying statement of operations.

The Company is requesting commission chargebacks from its representatives who sold investment programs of a company that subsequently filed for bankruptcy. The Company received $93,041 in chargebacks in 2011 and $74,571 of chargebacks in January 2012, which are included in other receivables at December 31, 2011. The chargebacks received are recognized in 2011 as an offset to settlement expense included in the caption "Other" in the accompanying statement of operations at December 31, 2011. The Company has requested an additional $326,432 in chargebacks which have not been received and are not included in the accompanying financial statements.

9. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 27, 2012.

SUPPLEMENTARY INFORMATION

G.A. REPPLE & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital	
Total shareholder's equity	$ 776,332
Deductions:	
Non-allowable assets:	
Commissions and other receivables over 30 days old	213,370
Excess bond deductible	19,000
Prepaid expenses	15,515
Corporate bonds	16,026
Deferred tax asset	10,401
Money market interest receivable	266
	274,578
Net capital before haircuts on securities positions	501,754
Haircuts on securities positions	(788)
Net capital	$ 500,966
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)	
Net capital, as reported in Company's Part II FOCUS report	$ 501,588
Adjustments:	
Net audit adjustments	(615)
Rounding	(7)
	(622)
	$ 500,966

G.A. REPPLE & COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 29,810
Commissions payable	347,620
Contingencies for claims	60,000
Due to parent	37,082
	$ 474,512
Ratio of aggregate indebtedness to net capital	.95 to 1

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
G.A. Repple & Company
Casselberry, Florida

In planning and performing our audit of the financial statements of G.A. Repple & Company, (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of G.A. Repple & Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

Calculations of income tax accrual

It was noted during our audit that the Company did not prepare an income tax accrual for the year ended December 31, 2011. It is the responsibility of management to record all transactions occurring within the Company. This transaction is significant for a fair presentation of the Company's financial position and operating results.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

February 27, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-upon Procedures Required by SEC Rule 17a-5(e)(4)

Board of Directors
G.A. Repple & Company
Casselberry, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by G.A. Repple & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating G.A. Repple & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.A. Repple & Company's management is responsible for G.A. Repple & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursements records entries on the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr, Riggs & Ingram, L.L.C.

February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035315 FINRA DEC
G A REPPLE & CO 16*16
101 NORMANDY RD
CASSELBERRY FL 32707-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12,946

B. Less payment made with SIPC-6 filed (exclude interest) (6,313)
7-27-2011 (CK# 26726)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,633

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,633

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,633.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G.A. Repple and Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 25 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 2011
and ending Dec, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,701,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,347,598
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	175,169
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	328
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,523,095
2d. SIPC Net Operating Revenues	$ 5,178,275
2e. General Assessment @ .0025	$ 12,946

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